Exhibit B

TRANSACTIONS IN THE ORDINARY SHARES IN THE LAST 60 DAYS

US Dollar Denominated Purchases by CMB

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
10/10/2022	600,000	$15.5938
10/11/2022	19,285	$14.9899
11/30/2022	510,000	$19.1013
12/01/2022	210,000	$19.2532
12/02/2022	40,000	$19.5510
12/05/2022	1,030,000	$20.4935

Euro Denominated Purchases by CMB

(in US Dollars)*

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
10/10/2022	263,340	$15.3793
10/11/2022	258,775	$15.1016
11/30/2022	725,000	$19.0835
12/01/2022	445,000	$19.2551
12/02/2022	655,000	$19.5766
12/05/2022	770,000	$20.4251
*	These transactions were conducted in Euros and converted to US Dollars at a conversion rate in effect on the relevant trade date.